UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Inco Limited

(Name of Issuer)

Common Shares

(Title of Class of Securities)

453258402

(CUSIP Number)

Clovis Torres Junior

Companhia Vale do Rio Doce

Av. Graça Aranha 26

Rio de Janeiro, Brazil

(55) 21 3814-4477

Copies to:

Jeffrey S. Lewis

David I. Gottlieb

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Companhia Vale do Rio Doce
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 196,078,276
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 196,078,276
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 196,078,276
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.57%
14	TYPE OF REPORTING PERSON CO

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CVRD Holdings GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Austria
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 196,078,276
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 196,078,276
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 196,078,276
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.57%
14	TYPE OF REPORTING PERSON CO

3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rio Doce Holdings AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Austria
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 196,078,276
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 196,078,276
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 196,078,276
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.57%
14	TYPE OF REPORTING PERSON CO

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CVRD International SA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 196,078,276
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 196,078,276
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 196,078,276
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.57%
14	TYPE OF REPORTING PERSON CO

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CVRD Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 196,078,276
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 196,078,276
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 196,078,276
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.57%
14	TYPE OF REPORTING PERSON CO

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Itabira North America
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 196,078,276
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 196,078,276
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 196,078,276
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.57%
14	TYPE OF REPORTING PERSON CO

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Item 1.	Security and Issuer

This statement constitutes Amendment No. 1 to the Schedule 13D relating to the common shares (the “Shares”) of Inco Limited, a corporation existing under the laws of Canada (“Inco”), and amends the Schedule 13D relating to the Shares filed on November 3, 2006 (the “Original 13D” and, together with this Amendment No. 1, the “Schedule 13D”), on behalf of the Filing Persons (as defined in the Original 13D). Capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Original 13D. The executive offices of Inco are located at 145 King Street West, Suite 1500, Toronto, Ontario, Canada M5H 4B7.

Item 5.	Interest in Securities of the Issuer

The information set forth in Item 5 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows.

(a)–(b)

The responses of the Filing Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of the close of business on the date hereof, each of the Filing Persons may be deemed to beneficially own an aggregate of 196,078,276 Shares, representing approximately 86.57% of the outstanding Shares. Such percentage is based on 226,491,433 Shares, which the Filing Persons believe to have been the fully diluted number of Shares outstanding as of November 3, 2006.

CVRD Canada, as the sole equity holder of Itabira, may be deemed to control Itabira and may therefore have shared voting and dispositive power over the Shares that Itabira beneficially owns.

CVRD International, as the sole equity holder of CVRD Canada, may be deemed to indirectly control Itabira and have shared voting and dispositive power over the Shares that Itabira beneficially owns.

Rio Doce Holdings, as the sole equity holder of CVRD International, may be deemed to indirectly control Itabira and have shared voting and dispositive power over the Shares that Itabira beneficially owns.

CVRD Holdings, as the sole equity holder of Rio Doce Holdings, may be deemed to indirectly control Itabira and have shared voting and dispositive power over the Shares that Itabira beneficially owns.

CVRD, as the sole equity holder of CVRD Holdings, may be deemed to indirectly control Itabira and have shared voting and dispositive power over the Shares that Itabira beneficially owns.

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None of the Filing Persons and, to the best knowledge of the Filing Persons, none of the persons listed on Schedule I to the Original 13D, has beneficial ownership of any Shares, except as described in this Schedule 13D.

(c)

Effective as of midnight (Toronto time) on October 23, 2006, CVRD Canada took up 174,623,019 Shares, which were all the Shares tendered during the initial offering period of the Offer. On October 24, 2006, CVRD announced that it was extending the expiry date of the Offer from midnight (Toronto time) on Monday, October 23, 2006 to midnight (Toronto time) on Friday, November 3, 2006 in order to provide for a subsequent offering period within the meaning of Rule 14d-11 under the Securities Exchange Act of 1934, as amended. On November 6, 2006, CVRD announced that the subsequent offering period expired at midnight (Toronto time) on Friday, November 3, 2006. The following table sets forth the number of Shares taken up pursuant to the Offer during the subsequent offering period and the date of such take-up.

Date	Number of Shares Taken Up
October 24, 2006	4
October 25, 2006	2,105
October 26, 2006	1,345
October 27, 2006	427,674
October 30, 2006	172,655
October 31, 2006	1,207,037
November 1, 2006	83,546
November 2, 2006	11,735,074
November 3, 2006	7,825,817
Total	21,455,257

CVRD Canada effected all of the transactions described above at a price per Share of Cdn.$86.00.

Effective November 1, 2006, CVRD Canada transferred all Shares held by it to Itabira.

None of the Filing Persons and, to the best knowledge of the Filing Persons, none of the persons listed on Schedule I to the Original 13D, has effected any transaction in Shares during the 60 days preceding the date hereof, except as described in this Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits.

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99.1	Agreement as to Joint Filing of Schedule 13D, dated November 3, 2006, by and among the Filing Persons

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2006

COMPANHIA VALE DO RIO DOCE

By: /s/ Fábio de Oliveira Barbosa
Name: Fábio de Oliveira Barbosa
Title: Chief Financial Officer

By: /s/ Murilo Pinto de Oliveira Ferreira
Name: Murilo Pinto de Oliveira Ferreira Title: Executive Officer

CVRD HOLDINGS GMBH

By: /s/ Julianna Neumayer
Name: Julianna Neumayer Title: Director

By: /s/ Cláudio Renato Chaves Bastos
Name: Cláudio Renato Chaves Bastos Title: General Manager

RIO DOCE HOLDINGS AG

By: /s/ Fabio de Olveira Barbosa
Name: Fabio de Olveira Barbosa Title: Chief Financial Officer

By: /s/ Leonardo Moretzsohn de Andrade
Name: Leonardo Moretzsohn de Andrade
Title: Internal Controls Officer

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CVRD INTERNATIONAL SA

By: /s/ Fabio de Olveira Barbosa
Name: Fabio de Olveira Barbosa
Title: Chief Financial Officer

By: /s/ Leonardo Moretzsohn de Andrade
Name: Leonardo Moretzsohn de Andrade
Title: Internal Controls Officer

CVRD CANADA INC.

By: /s/ Fábio de Oliveira Barbosa
Name: Fábio de Oliveira Barbosa
Title: Chief Financial Officer

By: /s/ Murilo Pinto de Oliveira Ferreira
Name: Murilo Pinto de Oliveira Ferreira
Title: Executive Officer

ITABIRA NORTH AMERICA INC.

By: /s/ Clovis Torres
Name: Clovis Torres
Title: Corporate General Counsel

By: /s/ Guilherme Perboyre Cavalcanti
Name: Guilherme Perboyre Cavalcanti
Title: Director of Corporate Finance

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